Exhibit 99.1
LDK Solar Secures EPCM Services for Construction of Polysilicon Manufacturing Facilities in Xinyu City, PRC
Xinyu City, China and Sunnyvale, CA, September 7, 2007 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, today announced that it has signed an agreement with Fluor Corporation (NYSE:FLR) to provide general engineering, procurement, construction management (EPCM) services for LDK’s polysilicon manufacturing plant at its Xinyu, Jiangxi headquarters.
This signed agreement is in line with the company’s publicly announced plans to complete construction and reach a production capacity of up to 6,000 metric tons of polysilicon by the end of 2008 and 15,000 metric tons by the end of 2009. The company has also indicated that it plans to commence volume production by the end of 2008.
“We are pleased that Fluor will work with us to achieve high-quality construction management standards during this significant endeavor. Our partnership with a reputable EPCM service provider reiterates our commitment to remaining on schedule and within budget in establishing its polysilicon production plant,” said Mr. Xiaofeng Peng, Chairman and Chief Executive Officer. “Speed of execution will be a key to this agreement, and there will be an incentive to Fluor if this project is performed ahead of schedule and below budget. This latest agreement once again demonstrates execution of our strategy as we align our resources to facilitate our capacity expansion plans.”
About LDK Solar
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, the company provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi province in the People’s Republic of China. The company’s office in the United States is located in Sunnyvale, California.
About Fluor
Fluor Corporation (NYSE:FLR) provides services on a global basis in the fields of engineering, procurement, construction, operations, maintenance and project management. Headquartered in Irving, Texas, Fluor is a FORTUNE 500 company with revenues of $14.1 billion in 2006. For more information visit www.fluor.com.
Safe Harbor Statement
This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Although LDK believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risk and uncertainties that could cause actual results to differ materially from those projected.
For more information contact:

Lisa Laukkanen The Blueshirt Group for LDK Solar lisa@blueshirtgroup.com +1-415-217-4967	Jack Lai Executive VP and CFO LDK Solar Co., Ltd. IR@ldksolar.com +1- 408-245-8801